Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Nigeria: Total launches EGINA development on OML 130

Paris, June 21, 2013 - Total today announces that its subsidiary Total Upstream Nigeria Limited (TUPNI), operator of the OML 130 block, and co-venturers have obtained the necessary approvals from Nigerian National Petroleum Corporation to award the main EPC contracts for the development of the offshore Egina field.

The field, discovered in 2003, is located in water depths of around 1,600 meters, 200 kilometers offshore Port Harcourt and 20 kilometers southwest of the Akpo field, located on the same license.

“Egina is the second development of the OML 130 license. Following Akpo, which was brought on stream in 2009, it will add significant value to the partnership. With more than 21 million man-hours of local work, the project will make a material contribution to the development of Nigerian economy. After more than 50 years in the country, we are confident that Nigeria will continue to provide a suitable framework to promote investments” commented Yves-Louis Darricarrère, President of Upstream at Total.

The field development plan calls for 44 wells connected to a 330 meter-long floating production, storage and offloading (FPSO) vessel with a storage capacity of 2.3 million barrels. The design of the FPSO includes capacity for future developments of nearby discoveries. First oil is expected end-2017, with output reaching 200,000 barrels of oil per day at plateau.

TUPNI has a 24% interest alongside the OML 130 partners: NNPC (Nigerian National Petroleum Corporation), SAPETRO (South Atlantic Petroleum) of Nigeria, CNOOC Limited of China and Petrobras of Brazil.

Total Exploration & Production in Nigeria

In 2012, Total celebrates fifty years of its presence in Nigeria. The Group’s production in Nigeria was at 279,000 barrels of oil equivalent per day in 2012.

Deepwater developments are one of Total’s main growth avenues in Nigeria, where the Group operates the Akpo field in OML 130 and is also preparing to develop the Egina field in the same lease.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Offshore production also comes from OMLs 99, 100 and 102, which are operated by the Group as part of a joint-venture with NNPC. The main fields in these leases are Amenam-Kpono, Edikan and Ofon. Total recently commenced the second phase of the Ofon development which is mostly intended to recover natural gas reserves. Ofon phase 2 is a step forward in the Group’s plan to reduce its gas flaring and greenhouse gas emissions.

Total’s onshore production comes from OML 58, which it also operates as part of its joint-venture with NNPC. A project is underway to increase the lease’s natural gas and condensate production capacity to supply the domestic market.

In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the NNPC/SPDC joint venture (10%) and SNEPCO operated PSC (12.5%), which includes the Bonga field. Total also has a 15% interest in Nigeria LNG, whose liquefied natural gas production capacity was increased to 21.9 million metric tons per year when Train 6 was brought on stream in late 2007.

Total deploys an assertive local content policy in Nigeria, with locally worked hours accounting for 60% and 90% respectively for Usan and OML 58 projects, and likely to reach 75% for Egina. The Group is also helping Nigerian contractors to build deepwater expertise, especially in the Niger Delta, a region that is home to more than half of Total’s Nigerian employees and most of its operations in the country.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com